Part III: **Manner of Operations**

Item 4: *Hours of Operations*

a. *Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.*

The ATS operates on an overnight basis, Sunday evening through Friday morning. The ATS accepts orders from 7:30 PM ET until ~~4:00 AM~~**3:30 AM** ET the following morning. The ATS effects transactions from 8:00 PM ET until ~~4:00 AM~~**3:30 AM** ET the following morning. For instance, during a typical week, the ATS will start accepting orders at 7:30 PM ET Sunday evening, and will effect transactions from 8:00 PM ET Sunday evening until ~~4:00 AM~~**3:30 AM** ET Monday morning. The last trading session for a standard week operates from 8:00 PM ET Thursday evening until ~~4:00 AM~~**3:30 AM** ET Friday morning (with the ATS accepting orders starting at 7:30 PM ET Thursday evening). The ATS does not operate a trading session Friday evening. The ATS observes the New York Stock Exchange's ("**NYSE**") holiday schedule in that the ATS will not operate a trading session where the NYSE is closed the next day (e.g., if the NYSE is closed on a Friday, the ATS will not operate a trading session that Thursday evening/Friday morning). The ATS does not adjust its hours of operation on days the NYSE has a scheduled early close.

b. *Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes*   ☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes*   ☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

The following information is made available to Brokerage Customers and Liquidity Providers (including, for clarity, Brokerage Customers that are not permissioned to submit orders to the ATS) on a security-by-security basis during the ATS' regular trading hours (that is, from 8:00 PM ET to ~~4:00 AM~~**3:30 AM** ET): (i) highest resting bid price, lowest resting offer price and aggregate size at such price level and (ii) price and size of the last sale within the ATS. This information is also made available to the IBKR SOR, although the IBKR SOR does not utilize such information for routing purposes (as noted above, only orders directed to the ATS by a Brokerage Customer or Liquidity Provider may access the ATS). ATS market data is provided on a non-attributed, real-time basis (that is, market data is not subject to any intentional delay, although there may be some latency in its dissemination). For clarity, this information is not disseminated from 7:30 PM ET to 8:00 PM ET (that is, when the ATS is accepting orders in a pending state prior to the start of trading).

ATS market data is made available by IBKR's affiliate, GFIS. Brokerage Customers must utilize a Trading Product or the REST/Web API to view ATS market data. Liquidity Providers may only access ATS market data via the REST/Web API.

ATS market data is made available to Brokerage Customers and Liquidity Providers at no charge. There is no difference in the ATS market data available to different classes of subscribers (e.g., Liquidity Providers and Brokerage Customers), nor is there any substantive difference in the market data received based on the means of access to the market data.

c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 21: Trade Reporting

a. *Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.*

The ATS maintains daily summaries of trading and time-sequenced records of order information, including the date and time the order was received, the date, time, and price at which the order was executed, and the identity of the parties to the transaction. As the ATS only effects transactions outside regular trading hours, trades executed in the ATS are reported by 8:15 AM ET following the end of the relevant trading session (that is, for a trading session that operates from 8:00 PM ET Monday through ~~4:00 AM~~**3:30 AM** ET Tuesday, trades effected during that trading session are reported by 8:15 AM ET Tuesday).

IBKR reports all trades in the ATS to either the NASDAQ TRF Carteret and the NASDAQ TRF Chicago in either case using the IEOS MPID. IBKR's systems utilize load-balancing programming (*e.g.*, network traffic optimization) in determining whether to report a particular transaction to the Chicago or Carteret NASDAQ TRF.

b. *Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.